Pioneer Power Solutions, Inc.
One Parker Plaza
400 Kelby Street, 9th Floor
Fort Lee, New Jersey 07024

December 23, 2011

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Pioneer Power Solutions, Inc.
Form 10-K for the year ended December 21, 2010
Filed March 31, 2011
Form 10-Q for the quarter ended September 30, 2011
Filed November 14, 2011
File No. 333-155375

Ladies and Gentlemen:

Reference is made to the letter dated December 20, 2010 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Quarterly Report on Form 10-Q of Pioneer Power Solutions, Inc., a Delaware corporation (the “Company”) for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2011. Below are the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter are numbered to correspond the Staff’s comment as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Form 10-Q for the quarter ended September 30, 2011

1.
We note that on July 1, 2011 you acquired all of the capital shares of Bemag Transformer Inc. for $9.1 million which included a $2.8 million repayment of Bemag Transformer Inc.’s debt. We further note that you filed a Form 8-K for this transaction on July 5, 2011 but did not include financial statements or pro forma information pursuant to Items 8-04 and 8-05 of Regulation S-X. Please explain to us how you considered the guidance in Items 8-04 and 8-05 of Regulation S-X in determining that financial statements and pro forma information for the acquisition was not required.

Response:

The Company believes that it is required to file one year of financial statements and related pro forma information for Bemag Transformer Inc. (“Bemag”) pursuant to the guidance in Items 8-04 and 8-05 of Regulation S-X in connection with the Company’s acquisition of Bemag on July 1, 2011. However, Bemag experienced various delays in completing its audit within the time frame required by the stock purchase agreement which in turn prevented the Company from including such information in either its Form 8-K filed with the Commission on July 5, 2011 or its Form 10-Q for the quarter ended September 30, 2011. The Company, though, anticipates filing an 8-K/A no later than January 13, 2012 that contains these financial statements and related pro forma information.

In providing this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response to the undersigned at (212) 588-1070.

Very truly yours,

/s/ Andrew Minkow

Andrew Minkow

cc:           Rick A. Werner, Haynes and Boone, LLP